Exhibit 99.1

Amdocs Limited Reports Record Quarterly Revenue of $955M

Raises Fiscal 2017 Revenue Growth Outlook to 2.5-6.5% YoY in Constant Currency

Reiterates Fiscal 2017 Non-GAAP Diluted EPS Growth Outlook of 4.5%-8.5% YoY

Key highlights:

•	First fiscal quarter revenue of $955 million, at the midpoint of the $935-$975 million guidance range despite foreign currency movements that negatively affected revenue by approximately $7 million relative to the fourth quarter of fiscal 2016. Revenue was above the midpoint of Amdocs’ guidance, excluding foreign currency movements

•	Diluted GAAP EPS of $0.66 for the first fiscal quarter, towards the high-end of the $0.59-$0.67 guidance range

•	First fiscal quarter diluted non-GAAP EPS of $0.90, at the mid-point of the $0.87-$0.93 guidance range (non-GAAP EPS excludes amortization of purchased intangible assets and other acquisition-related costs, and equity-based compensation expense, net of related tax effects)

•	First fiscal quarter GAAP operating income of $122 million; non-GAAP operating income of $164 million; non-GAAP operating margin of 17.2%

•	Free cash flow of $127 million for the first fiscal quarter

•	Repurchased $80 million of ordinary shares during the first fiscal quarter

•	Twelve-month backlog of $3.18 billion at the end of the first fiscal quarter, up $10 million from the end of the fourth quarter of fiscal 2016 despite the negative affect of foreign currency movements

•	The board of directors approved a quarterly cash dividend at the new increased rate of $0.22 per share, as approved at the January 2017 annual general meeting of shareholders, to be paid on April 14, 2017

•	Second quarter fiscal 2017 guidance: Expected revenue of approximately $940-$980 million. Expected diluted GAAP EPS of approximately $0.66-$0.74. Expected diluted non-GAAP EPS of approximately $0.90-$0.96 (which excludes amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects)

•	Full year fiscal 2017 guidance: expected revenue growth of 2.5-6.5% year-over-year on a constant currency basis, raised from the previous expectation of 2.0-6.0%, and 1.5-5.5% year-over-year as reported, including an anticipated negative impact from foreign currency movements of approximately 1.0% year-over-year. Expected GAAP diluted earnings per share growth of roughly 2.5-8.5% year-over-year and non-GAAP diluted earnings per share growth of roughly 4.5-8.5% year-over-year, including the impact of share repurchase activity anticipated over the course of the fiscal year

ST. LOUIS – February 1, 2017 – Amdocs Limited (NASDAQ: DOX) today reported that for its first fiscal quarter ended December 31, 2016, revenue was $954.7 million, up 1.5% or $14.1 million sequentially from the fourth fiscal quarter of 2016 and up 3.6% as compared to last year’s first fiscal quarter. Revenue for the first fiscal quarter of 2017 includes a negative impact from foreign currency movements of approximately $7 million relative to the fourth quarter of fiscal 2016. The Company’s GAAP net income for the first quarter of fiscal 2017 was $97.8 million, or $0.66 per diluted share, compared to GAAP net income of $100.8 million, or $0.66 per diluted share, in the prior fiscal year’s first quarter. Net income on a non-GAAP basis was $133.6 million, or $0.90 per diluted share, compared to non-GAAP net income of $132.0 million, or $0.86 per diluted share, in the first quarter of fiscal 2016. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $35.8 million, net of related tax effects, in the first quarter of fiscal 2017, and excludes such amortization and other acquisition-related costs and equity-based compensation expenses of $31.2 million, net of related tax effects, in the first quarter of fiscal 2016.

“We are pleased with our first quarter results which reflect record revenue above the midpoint of our guidance on a constant currency basis and further signs of stabilization in North America. Our win rate remained high and included our selection for significant transformation projects with Vodafone Italy and a leading communications service provider in Southeast Asia. Additionally, we renewed important managed services arrangements with existing customers, strengthening the base on which to further expand our future scope of business activities. These include five-year services extension agreements with BT, the largest communications service provider in the UK, and Rostelecom, Russia’s national service provider,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Over the last several months, we have made significant progress in the field of Network Functions Virtualization (NFV). We became the first information technology company to partner with the Linux Foundation to accelerate the global adoption of AT&T’s ECOMP platform by making it available in open source to service providers and cloud developers in 2017. Additionally, Orange Polska and Amdocs jointly announced the industry’s first trial to test and assess open source ECOMP in a live cloud environment, initially for virtual services in Poland, and then globally across the Orange footprint. We believe our selection as technology integrator for this landmark project reflects the unique industry expertise we bring as a result of our co-development of ECOMP with AT&T, and we are excited to validate the capabilities and potential benefits of an ECOMP deployment within the Orange network.”

Gelman concluded, “We are encouraged by our solid start to fiscal 2017, the visibility provided by our unique business model and record twelve-month backlog. We remain focused on delivering consistent execution and maximizing free cash flow, the majority of which we still plan to return to shareholders in fiscal 2017 while retaining capacity for M&A as opportunities arise. Taking everything into consideration, we are on-track to deliver diluted non-GAAP earnings per share growth of 4.5-8.5% for the full fiscal year although we will of course continue to monitor macro and industry specific risks closely, including those which may result from consolidation activity in North America.”

Financial Discussion of First Fiscal Quarter Results

Free cash flow was $127 million for the first quarter of fiscal 2017, comprised of cash flow from operations of $168 million, less $41 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.18 billion at the end of the first quarter of fiscal 2017, up $10 million from the end of the prior quarter.

Financial Outlook

Amdocs expects that revenue for the second quarter of fiscal 2017 will be approximately $940-$980 million. Embedded within this guidance is an immaterial sequential impact from foreign currency fluctuations as compared to the first quarter of fiscal 2017. This outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes that it cannot predict all possible outcomes, including those resulting from AT&T’s proposed merger with Time Warner or from other current and potential customer consolidation activity in North America.

Amdocs estimates GAAP diluted earnings per share for the second fiscal quarter of 2017 will be $0.66-$0.74. Diluted earnings per share on a non-GAAP basis for the second quarter of fiscal 2017 is expected to be $0.90-$0.96, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects.

Quarterly Cash Dividend Program

On February 1, 2017, the Board approved the Company’s next quarterly cash dividend payment at the new rate of $0.22 per share and set March 31, 2017 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 14, 2017.

Conference Call Details

Amdocs will host a conference call on February 1, 2017 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2017 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 43552017. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. For more than 30 years, Amdocs solutions, which include BSS, OSS, network control, optimization and network functions virtualization, coupled with professional and managed services, have accelerated business value for its customers by simplifying business complexity, reducing costs and delivering a world-class customer experience.

The Amdocs portfolio enables service providers to capture the world of digital immediacy by operating across digital dimensions to engage customers with personalized, omni-channel experiences; creating a diversified business to capture new revenue streams; becoming data empowered to make business and operational decisions based on insight-based and predictive analytics; and achieving service agility to accelerate the fast rollout of new technologies and hybrid network services.

Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.7 billion in fiscal 2016.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016 filed on December 12, 2016.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended
	December 31,
	2016	2015
Revenue	$954,727	$921,505
Operating expenses:
Cost of revenue	620,834	595,568
Research and development	59,990	62,487
Selling, general and administrative	124,079	119,548
Amortization of purchased intangible assets and other	28,231	24,367

	833,134	801,970

Operating income	121,593	119,535
Interest and other expense, net	2,763	1,665

Income before income taxes	118,830	117,870
Income taxes	21,037	17,028

Net income	$97,793	$100,842

Basic earnings per share	$0.67	$0.67

Diluted earnings per share	$0.66	$0.66

Basic weighted average number of shares outstanding	146,817	150,631

Diluted weighted average number of shares outstanding	148,382	153,053

Cash dividends declared per share	$0.195	$0.170

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended
	December 31,
	2016	2015
Revenue	$954,727	$921,505
Non-GAAP operating income	164,085	156,872
Non-GAAP net income	133,567	132,020
Non-GAAP diluted earnings per share	$0.90	$0.86
Diluted weighted average number of shares outstanding	148,382	153,053

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended December 31, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$620,834	$—	$(4,998)	$—	$615,836
Research and development	59,990	—	(899)	—	59,091
Selling, general and administrative	124,079	—	(8,364)	—	115,715
Amortization of purchased intangible assets and other	28,231	(28,231)	—	—	—

Total operating expenses	833,134	(28,231)	(14,261)	—	790,642

Operating income	121,593	28,231	14,261	—	164,085

Income taxes	21,037	—	—	6,718	27,755

Net income	$97,793	$28,231	$14,261	$(6,718)	$133,567

	Three months ended December 31, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$595,568	$—	$(4,124)	$—	$591,444
Research and development	62,487	—	(842)	—	61,645
Selling, general and administrative	119,548	—	(8,004)	—	111,544
Amortization of purchased intangible assets and other	24,367	(24,367)	—	—	—

Total operating expenses	801,970	(24,367)	(12,970)	—	764,633

Operating income	119,535	24,367	12,970	—	156,872

Income taxes	17,028	—	—	6,159	23,187

Net income	$100,842	$24,367	$12,970	$(6,159)	$132,020

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2016	September 30, 2016
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$940,324	$1,095,723
Accounts receivable, net, including unbilled of $148,364 and $134,122, respectively	862,000	818,531
Prepaid expenses and other current assets	193,716	186,137

Total current assets	1,996,040	2,100,391
Equipment and leasehold improvements, net	325,275	331,728
Goodwill and other intangible assets, net	2,453,428	2,493,166
Other noncurrent assets	414,599	406,070

Total assets	$5,189,342	$5,331,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,053,622	$992,679
Short-term financing arrangements	—	200,000
Deferred revenue	167,779	173,331

Total current liabilities	1,221,401	1,366,010
Other noncurrent liabilities	497,455	511,784
Shareholders’ equity	3,470,486	3,453,561

Total liabilities and shareholders’ equity	$5,189,342	$5,331,355

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Three months ended December 31,
	2016	2015
Cash Flow from Operating Activities:
Net income	$97,793	$100,842
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	57,552	51,127
Equity-based compensation expense	14,261	12,970
Deferred income taxes	7,355	(10,597)
Excess tax benefit from equity-based compensation	(912)	(2,868)
(Gain) loss from short-term interest-bearing investments	(194)	140
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(42,555)	(7,783)
Prepaid expenses and other current assets	(1,969)	(13,017)
Other noncurrent assets	(22,774)	4,518
Accounts payable, accrued expenses and accrued personnel	68,226	59,354
Deferred revenue	(6,913)	(9,304)
Income taxes payable	(1,386)	10,267
Other noncurrent liabilities	(456)	3,194

Net cash provided by operating activities	168,028	198,843

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(41,736)	(38,253)
Proceeds from sale of short-term interest-bearing investments	67,140	100,910
Purchase of short-term interest-bearing investments	(67,714)	(103,599)
Other	3,733	(332)

Net cash used in investing activities	(38,577)	(41,274)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(220,000)
Repurchase of shares	(80,219)	(99,964)
Proceeds from employee stock options exercised	23,705	15,546
Payments of dividends	(28,693)	(25,697)
Excess tax benefit from equity-based compensation	912	2,868
Other	—	(2)

Net cash used in financing activities	(284,295)	(327,249)

Net decrease in cash and cash equivalents	(154,844)	(169,680)
Cash and cash equivalents at beginning of period	768,660	1,035,573

Cash and cash equivalents at end of period	$613,816	$865,893

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
North America	$628.0	$626.2	$591.8	$586.4	$576.7
Europe	118.5	118.9	126.3	139.2	128.9
Rest of World	208.2	195.6	212.0	200.3	215.9

Total Revenue	$954.7	$940.7	$930.1	$925.9	$921.5

	Three months ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Managed Services Revenue	$494.2	$478.5	$479.2	$501.1	$487.6

	Three months ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Customer Experience Solutions	$937.9	$924.9	$908.1	$902.3	$894.4
Directory	16.8	15.8	22.0	23.6	27.1

Total Revenue	$954.7	$940.7	$930.1	$925.9	$921.5

	As of
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
12-Month Backlog	$3,180	$3,170	$3,110	$3,100	$3,090

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